                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                          King World Productions, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   495667107
                                 (CUSIP Number)

                             Marshall E. Eisenberg
                            Neal, Gerber & Eisenberg
                             2 North LaSalle Street
                                   Suite 2200
                            Chicago, Illinois 60602
                                 (312) 269-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 15, 1997
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (continued on following pages)
                               Page 1 of 10 Pages
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1.   NAME OF REPORTING PERSON

                 Oprah Winfrey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]           Each reporting person specifically disclaims
                          membership in a "group".  See Item 4 for more details.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

                 OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            1,845,000
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        1,845,000
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,845,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.78%, based upon the number of shares of the issuer's common stock outstanding on June 23, 1997 as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.

14.   TYPE OF REPORTING PERSON

                 IN
                               Page 2 of 10 Pages
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1.   NAME OF REPORTING PERSON

                 Jeffrey D. Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]           Each reporting person specifically disclaims
                          membership in a "group".  See Item 4 for more details.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

                 OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            205,843
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        205,843
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 205,843

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]
                 The aggregate amount set forth in row 11 excludes 843 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Jacobs' wife. See Items 3 and 5.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.56%, based upon the number of shares of the issuer's common stock outstanding on June 23, 1997 as disclosed in the issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.

14.   TYPE OF REPORTING PERSON


                 IN
                               Page 3 of 10 Pages
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Item 1.     Security and Issuer

        This Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of King World Productions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1700 Broadway, New York, New York 10019.

Item 2.     Identity and Background

      This Amendment No. 2 to Schedule 13D is being filed by each of Oprah Winfrey and Jeffrey D. Jacobs. Information with respect to each of the Reporting Persons is as follows:

      (a)   Name:                   Oprah Winfrey

      (b)   Business Address:       110 North Carpenter Street
                                    Chicago, Illinois  60607

      (c)   Principal Occupation:   Talk Show Hostess; Actress

      (d)   Criminal Convictions:   none

      (e)   Judgments Against:      none

      (f)   Citizenship:            United States of America


      (a)   Name:                   Jeffrey D. Jacobs

      (b)   Business Address:       110 North Carpenter Street
                                    Chicago, Illinois  60607

      (c)   Principal Occupation:   President of Harpo, Inc. ("Harpo"), the
                                    producer of The Oprah Winfrey Show (the
                                    "Show")

      (d)   Criminal Convictions:   none

      (e)   Judgments Against:      none

      (f)   Citizenship:            United States of America


Item 3.     Source and Amount of Funds

      All of the Options (as hereinafter defined) were acquired pursuant to the Stock Option Agreements (as hereinafter defined) and the March 1994 Agreement (as hereinafter defined). An aggregate of 843 shares of Common Stock beneficially owned by Jeffrey D. Jacobs were acquired with funds of an individual retirement account for the benefit of Mr. Jacobs.



                              Page 4 of 10 Pages
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      In addition, an aggregate of 843 shares of Common Stock were acquired with funds of an individual retirement account for the benefit of Jeffrey D. Jacobs' wife. Mr. Jacobs disclaims beneficial ownership of the shares of Common Stock owned of record by the individual retirement account for the benefit of Mr. Jacobs' wife and Mr. Jacobs' wife disclaims beneficial ownership of the shares of Common Stock owned of record by the individual retirement account for the benefit of Mr. Jacobs.


Item 4.     Purpose of Transaction

        The Reporting Persons are the principals of Harpo. As partial consideration for each Reporting Person causing Harpo to amend certain of its contractual agreements with the Issuer pursuant to an Agreement dated as of January 30, 1991, as amended (the "Harpo Agreement"), between the Issuer and Harpo relating to Harpo's grant to the Issuer of a license to distribute the Show, pursuant to Stock Option Agreements dated as of January 28, 1991 (the "1991 Stock Option Agreements") between the Issuer and each of the Reporting Persons, Ms. Winfrey and Mr. Jacobs, respectively, acquired options (the "1991 Options") to purchase an aggregate of 900,000 and 100,000 shares of Common Stock at an exercise price of $25.50 per share. The 1991 Options expire upon the earlier to occur of (i) January 28, 2001; (ii) nine months after the death of a Reporting Person or the termination of the Harpo Agreement other than as a result of a material breach thereof by Harpo; or (iii) concurrently with the termination of the Harpo Agreement as a result of a material breach thereof by Harpo. On March 28, 1996, (i) Ms. Winfrey and Mr. Jacobs entered into negotiated transactions relating to the sale of 405,000 shares of Common Stock and 45,000 shares of Common Stock, respectively, for a sales price of $39.00 per share and (ii) concurrently therewith Ms. Winfrey exercised her 1991 Options in part and acquired 405,000 shares of Common Stock and Mr. Jacobs exercised his 1991 Options in part and acquired 45,000 shares of Common Stock. The settlement of each of the transactions described in the preceding sentence occurred on April 2, 1996.

      In consideration for each Reporting Person causing Harpo to produce the Show during the 1995/1996 television season, pursuant to an Agreement dated March 17, 1994 (the "March 1994 Agreement") between the Issuer and Harpo, and Stock Option Agreements dated as of March 17, 1994 (the "1994 Stock Option Agreements") between the Issuer and each of the Reporting Persons, Ms. Winfrey and Mr. Jacobs, respectively, acquired options (the "1994 Options") to purchase an aggregate of 450,000 and 50,000 shares of Common Stock at an exercise price of $33.625 per share. The 1994 Options expire upon the earlier to occur of (i) March 18, 2004; (ii) nine months after the death of a Reporting Person or the termination of the Harpo Agreement other than as a result of a material breach thereof by Harpo; or (iii) concurrently with the termination of the Harpo Agreement as a result of a material breach thereof by Harpo.

      In addition, pursuant to the March 1994 Agreement, the Issuer agreed that in the event that Harpo elects to produce the Show during the 1996/1997, 1997/1998, 1998/1999 or 1999/2000 television seasons, the Issuer would grant to Ms. Winfrey and Mr. Jacobs, respectively, options to





                              Page 5 of 10 Pages
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purchase an aggregate of 225,000 and 25,000 shares of Common Stock for each such television year at an exercise price per share equal to the closing price of the Common Stock on the date such election by Harpo is received by the Issuer. On October 6, 1995, Harpo elected to produce the Show during the 1996/1997 and 1997/1998 televisions seasons. Accordingly, on such date Ms. Winfrey and Mr. Jacobs, respectively, pursuant to Stock Option Agreements dated as of October 6, 1995 (the "1995 Stock Option Agreements"), acquired options (the "1995 Options") to purchase an aggregate of 450,000 and 50,000 shares of Common Stock at an exercise price of $36.00 per share. The 1995 Options expire upon the earlier to occur of (i) October 6, 2005; (ii) nine months after the death of a Reporting Person or the termination of the Harpo Agreement other than as a result of a material breach thereof by Harpo; or (iii) concurrently with the termination of the Harpo Agreement as a result of a material breach thereof by Harpo.

         On September 15, 1997, Harpo elected to produce the Show during the 1998/1999 and 1999/2000 televisions seasons. Accordingly, on such date, Ms. Winfrey and Mr. Jacobs, respectively, pursuant to Stock Option Agreements dated as of September 15, 1997, (the "1997 Stock Option Agreements;" and together with the 1991 Stock Option Agreements, the 1994 Stock Option Agreements and the 1995 Stock Option Agreements, the "Stock Option Agreements"), acquired options (the "1997 Options" and together with the 1991 Options, the 1994 Options and the 1995 Options, the "Options") to purchase an aggregate of 450,000 and 50,000 shares of Common Stock at an exercise price of $39.3125 per share. The 1997 Options expire upon the earlier to occur of (i) September 15, 2007; (ii) nine months after the death of a Reporting Person or the termination of the Harpo Agreement other than as a result of a material breach thereof by Harpo; or
(iii) concurrently with the termination of the Harpo Agreement as a result of a material breach thereof by Harpo.

         The Options were acquired by the Reporting Persons for investment purposes. Neither of the Reporting Persons has any current intention to purchase any shares of Common Stock, except for the shares of Common Stock which may be acquired upon exercise of the Options. However, depending on market conditions and other factors, one or both of the Reporting Persons may sell any or all of their Options, hold or sell any or all of the shares of Common Stock acquired upon exercise of their Options, or purchase additional shares of Common Stock, all on such terms and conditions and at such times as either of them consider desirable.

         Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons are filing this Statement on Schedule 13D with the Securities and Exchange Commission because they may be deemed to be a "group" by virtue of Rule 13d-5(b) as promulgated pursuant to the Act. However, each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Person and specifically disclaims membership in a "group" for purposes of Section 13(d) of the Act.



                               Page 6 of 10 Pages
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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Ms. Winfrey beneficially owns 1,845,000 shares of Common Stock, constituting approximately 4.78% of the total number of outstanding shares of Common Stock, and Mr. Jacobs beneficially owns 205,843 shares of Common Stock, constituting approximately 0.56% of the total number of outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Jacobs excludes 843 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Jacobs' wife.

         Upon exercise of the Options, each Reporting Person will have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by such Reporting Person. During the past 60 days, neither of the Reporting Persons has effected any transactions in Common Stock except as otherwise described herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      With respect to Common Stock acquired pursuant to an exercise of the 1991 Options, each of Ms. Winfrey and Mr. Jacobs have agreed to limit their respective sales of shares of such Common Stock, other than sales pursuant to an underwritten, firm commitment public offering, in any three month period to a number of shares of Common Stock not to exceed the greater of (i) one percent of the outstanding shares of Common Stock and (ii) the average weekly reported volume of trading in the Common Stock on The New York Stock Exchange and all other national securities exchanges during the four calendar weeks preceding the date of any sale. With respect to Common Stock acquired pursuant to an exercise of any of the 1994 Options, the 1995 Options or the 1997 Options, Ms. Winfrey and Mr. Jacobs have agreed to limit their aggregate sales of shares of such Common Stock, other than sales pursuant to an underwritten, firm commitment public offering, in any three month period to a number of shares of Common Stock not to exceed the greater of (i) one percent of the outstanding shares of Common Stock and (ii) the average weekly reported volume of trading in the Common Stock on The New York Stock Exchange and all other national securities exchanges during the four calendar weeks preceding the date of any sale. Except as set forth herein, the terms of the Options are substantially
similar.   Upon a Change in Control (as defined in Exhibit B to the March 1994
Agreement), the restrictions described in this paragraph will be reduced or eliminated to the extent that any volume of sale restrictions which then apply to the sale of Common Stock by Roger King, the Chairman of the Board of the Issuer, and/or any other person who was an executive officer of the Issuer prior to such Change in Control, are less restrictive than the restrictions set forth in the preceding sentence.


                               Page 7 of 10 Pages
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      As security for certain indebtedness of Harpo to the Issuer (the "Harpo
Indebtedness"), the Reporting Persons have pledged to the Issuer (i) all of their respective rights under the Options, (ii) all shares of Common Stock which are issued pursuant to an exercise of the Options and (iii) all proceeds thereof; provided, however, that (i) unless and until the Issuer notifies the Reporting Persons that the share of the adjusted gross profits (determined under the Harpo Agreement) which the Issuer reasonably projects will be payable to Harpo would be inadequate to fully secure Harpo's obligations with respect to the Harpo Indebtedness, the Reporting Persons may exercise the Options, sell the shares of Common Stock issued to them upon exercise of the Options and retain the proceeds thereof without restriction and (ii) the number of shares of Common Stock (and the portions of the Options corresponding thereto) subject to such pledge is limited to the number of shares of Common Stock having an aggregate value equal to the amount of the inadequacy described above.

         Pursuant to the Stock Option Agreements, the Issuer granted to each of the Reporting Persons certain rights to register the shares of Common Stock owned by each of the Reporting Persons under the Securities Act of 1933, as amended. In the event that there is a firm commitment public offering of the Issuer's securities pursuant to a registration covering shares of Common Stock held by the Reporting Persons and the Reporting Persons do not elect to sell any shares of Common Stock to the underwriters of the Issuer's securities in connection with such offering, each of the Reporting Persons has agreed to refrain from selling any shares of Common Stock during the period of distribution of the Issuer's securities by such underwriters and the period in which the underwriting syndicate participates in the after market therefor, in either case, not to exceed 150 days after the effective date of the registration statement with respect to such offering.

         Pursuant to the March 1994 Agreement, upon a Change in Control, in the event that (i) Harpo commits to produce the Show for an additional television season after an agreement is reached to effect any transaction constituting a Change in control and (ii) such Change in Control occurs, the Issuer has agreed pay Harpo $25,000,000 upon the date of such Change in Control.





                               Page 8 of 10 Pages
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Item 7.  Material to be Filed as Exhibits

Exhibit 99.1: Agreement to File Statement on Schedule 13D pursuant to Rule 13d-1(f).*

Exhibit 99.2: Stock Option Agreement dated as of January 28, 1991 between the Issuer and Oprah Winfrey.*

Exhibit 99.3: Stock Option Agreement dated as of January 28, 1991 between the Issuer and Jeffrey D. Jacobs.*

Exhibit 99.4: Agreement dated March 17, 1994 among the Issuer, Oprah Winfrey and Jeffrey D. Jacobs.*

Exhibit 99.5: Stock Option Agreement dated as of March 17, 1994 between the Issuer and Oprah Winfrey.*

Exhibit 99.6: Stock Option Agreement dated as of March 17, 1994 between the Issuer and Jeffrey D. Jacobs.*

Exhibit 99.7: Stock Option Agreement dated as of October 6, 1995 between the Issuer and Oprah Winfrey.*

Exhibit 99.8: Stock Option Agreement dated as of October 6, 1995 between the Issuer and Jeffrey D. Jacobs.*

Exhibit 99.9: Stock Option Agreement dated as of September 15, 1997 between the Issuer and Oprah Winfrey.

Exhibit 99.10: Stock Option Agreement dated as of September 15 between the Issuer and Jeffrey D. Jacobs.


* Incorporated by reference to the Schedule 13D filed by Reporting Persons on December 21, 1995.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1997

                                                 /s/ Oprah Winfrey
                                                ------------------------------
                                                        Oprah Winfrey

                                                 /s/ Jeffrey D. Jacobs
                                                ------------------------------
                                                       Jeffrey D. Jacobs





                              Page 10 of 10 Pages